                           [LINCOLN PARK BANCORP LOGO]

               31 BOONTON TURNPIKE, LINCOLN PARK, NEW JERSEY 07035
                          973-694-0330 FAX 973-694-3114
                           WWW.LINCOLNPARKSAVINGS.COM



August 24, 2006

VIA EDGAR

Ms. Angela Connell
Senior Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                 RE:   LINCOLN PARK BANCORP (FILE NO.  000-51078)
                       FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2005

Dear Ms. Connell:

         On behalf of Lincoln Park Bancorp (the "Company") and in accordance with Rule 101 of Regulation S-T, I am hereby transmitting the Company's responses to the staff's comment letter dated August 10, 2006 relating to the Company's Form 10-KSB for the fiscal year ended December 31, 2005 (the "Form 10-KSB"). The staff's comments are reproduced below, along with the Company's responses.

         1. We note your response to our prior comment and your intended revisions to your Form 10-KSB for the year ended December 31, 2005. Please include the following information in your amended Form 10-K to provide transparent disclosure to your investors:

         o Provide a footnote in the forefront of your financial statements that describes the nature of the restatement;

         o Provide tabular presentation of the impact of the restatement on earnings per share; and

         o Label all columns affected by the restatement as "restated" in order to provide an appropriate level of prominence to the restatement.

         RESPONSE. Attached hereto are revised pages to the Company's financial statements. These pages include, in a new note 1 to the consolidated financial statements, a description of the nature of the restatement, and a tabular presentation of the impact of the restatement on earnings per share. The columns in note 1 affected by the restatement are labeled as "restated." In accordance with prior comments issued by the staff on June 22, 2006, the attached revised pages also reflect a restatement of the Company's share and per share calculations for the year ended December 31, 2004. The share and per share data have been restated to reflect the 851,690 shares issued to the

Ms. Angela Connell
August 24, 2006
Page 2

public in the weighted average calculation only from the December 16, 2004 date on which such shares were issued. The 999,810 shares issued to the Company's mutual holding company parent in connection with the Company's reorganization on December 16, 2004 in connection with the Company's initial public offering is similar to that of a stock dividend or stock split. Therefore, net income per common share for those shares have been retroactively restated for all periods presented. Appropriate changes have also been made to old notes 1 and 18 to the consolidated financial statements. Please note that upon resolution of the staff's comments, prior to filing the amended Form 10-KSB, all notes will be renumbered as appropriate to reflect the new proposed note 1 mentioned above. Please also note that the selected consolidated financial data table and the consolidated statements of income label the restatement in the line items affected by the restatement. The Company believes that to label the entire 2003 and 2004 columns as affected by the restatement would draw attention away from the restated numbers to numbers that have not changed.

         If the staff's comment was intended to mean that the entire 2003 and 2004 columns be labeled "restated," the Company respectfully requests that the staff reconsider and waive this comment. Please note further that in order to give more prominence to the restatement, in addition to new note 1 to the consolidated financial statements, the Company also proposes to include following the front cover page of the amended Form 10-KSB an explanatory note setting forth the reasons for the restatement.

         2. Please confirm that your auditors intend to reissue their audit opinion to reflect the restatement. Refer to AU Section 561.

         RESPONSE. We hereby confirm that our auditors intend to reissue their audit opinion. The reissued audit opinion will be included in the amendment to the Company's Form 10-KSB to be filed with the Securities and Exchange Commission (the "Commission").

         In connection with our response to the staff's comments, we hereby acknowledge that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Angela Connell
August 24, 2006
Page 3

         We trust the foregoing is responsive to the staff's comments. We respectfully request that the staff advise the undersigned at (973) 694-0330 as soon as possible of any additional comments it may have. If the staff has no further comments, the Company plans to file promptly an amendment to its Form 10-KSB to reflect the changes discussed above.

                              Very truly yours,

                              /s/ Nandini S. Mallya
                              ---------------------
                              Nandini S. Mallya
                              Vice President and Interim Chief Financial Officer



cc:   Ms. Margaret Fitzgerald, Senior Accountant
      Ms. Edith M. Perrotti, Interim President and Chief Executive Officer Mr. Barry Morgan
      Robert Lipsher, Esq.

Note 1 - Restatement

Management has determined that the 999,810 shares of stock issued to Lincoln Park MHC in connection with the Company's reorganization on December 16, 2004, (see Note 3 to Consolidated Financial Statements) in connection with the Company's initial public offering ("IPO"), is similar to that of a stock dividend or stock split, and therefore, net income per share for those shares should be retroactively restated for all periods presented. Management had originally treated all stock issued in the IPO as if it had been outstanding as of the first day of the year of issuance and included net income for the entire period in its calculation of earnings per share. Such restatement affects only the earnings per share and weighted average number of common shares outstanding calculation for year ended December 31, 2004. A summary of the restatement is as follows:

                                                                       YEAR ENDED DECEMBER 31, 2004
                                                                       ----------------------------
                                                                   AS ORIGINALLY STATED       AS RESTATED
                                                                   --------------------       -----------
Net income per share - Basic and diluted                               $ 0.22                    $ 0.39


Weighted average number of common shares outstanding-
Basic and diluted                                                      1,845,112                 1,036,019

                              LINCOLN PARK BANCORP

           SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following tables set forth consolidated financial and other data of Lincoln Park Bancorp at and for the periods indicated. The selected data has been derived in part from the audited consolidated financial statements of Lincoln Park Bancorp. The following information is only a summary, and should be read in conjunction with the consolidated financial statements and notes presented elsewhere in the Annual Report.

                                                                     AT DECEMBER 31,
                                                          -------------------------------------
                                                          2005            2004             2003
                                                          ----            ----             ----
                                                                 (DOLLARS IN THOUSANDS)
SELECTED FINANCIAL CONDITION DATA:

Total assets...................................     $     93,958      $     86,699   $     74,281
Loans receivable, net (1)......................           66,383            57,154         48,913
Cash and cash equivalents......................            2,316             5,898          3,082
Term deposits..................................              581                81          1,060
Securities available for sale..................            3,002             4,316          5,811
Securities held to maturity....................           18,817            17,043         13,507
Deposits.......................................           54,367            57,216         57,290
FHLB advances..................................           25,534            16,143         11,389
Stockholders' equity...........................           13,388            12,827          5,130

-----------------
(1) Net of loans in process, allowance for loan losses and deferred loan fees.

                                                                YEARS ENDED DECEMBER 31,
                                                         --------------------------------------
                                                         2005             2004             2003
                                                         ----             ----             ----
                                                                 (DOLLARS IN THOUSANDS,
                                                                 EXCEPT PER SHARE DATA)
SELECTED OPERATIONS DATA:

Total interest income........................      $      4,418       $      3,719   $      3,262
Total interest expense.......................             1,722              1,363          1,215
                                                   ------------       ------------   ------------
   Net interest income.......................             2,696              2,356          2,047
Provision for (recovery of) loan losses......                 6                 30             35
                                                   ------------       ------------   ------------
Net interest income after provision for
   (recovery of) loan losses.................             2,690              2,326          2,012
Non-interest income..........................               100                110            156
Non-interest expenses........................             1,843              1,769          1,549
Income taxes.................................               370                262            248
                                                   ------------       ------------   ------------
Net income...................................      $        576       $        405   $        371
                                                   ============       ============   ============
Net income per share (2004 and 2003 restated)      $       0.32       $       0.39   $       0.37
                                                   ============       ============   ============

-----------------

LINCOLN PARK BANCORP AND SUBSIDIARY
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME

                                                                     YEARS ENDED DECEMBER 31,
                                                                    --------------------------
                                                                        2005           2004
                                                                    -----------    -----------
INTEREST INCOME
   Loans                                                            $ 3,330,933    $ 2,814,168
   Securities                                                         1,039,959        868,227
   Other interest-earning assets                                         46,652         36,928
                                                                    -----------    -----------

       TOTAL INTEREST INCOME                                          4,417,544      3,719,323
                                                                    -----------    -----------

INTEREST EXPENSE
   NOW and money market                                                 144,498        137,209
   Savings and club                                                     169,934        176,466
   Certificates of deposit                                              717,985        609,996
   Borrowings                                                           689,391        439,203
                                                                    -----------    -----------

       TOTAL INTEREST EXPENSE                                         1,721,808      1,362,874
                                                                    -----------    -----------

       NET INTEREST INCOME                                            2,695,736      2,356,449

PROVISION FOR LOAN LOSSES                                                 6,017         30,363
                                                                    -----------    -----------

       NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES            2,689,719      2,326,086
                                                                    -----------    -----------

NON-INTEREST  INCOME
   Fees and service charges                                              80,581         89,481
   Loss on calls of term deposits and securities held to maturity        (7,239)        (1,879)
   Other                                                                 26,764         22,242
                                                                    -----------    -----------

       TOTAL NON-INTEREST INCOME                                        100,106        109,844
                                                                    -----------    -----------

NON-INTEREST EXPENSES
   Salaries and employee benefits                                       775,706        820,746
   Occupancy expense of premises                                        125,445        110,065
   Equipment                                                            216,144        187,392
   Advertising                                                           49,174         30,187
   Federal insurance premium                                              7,944          8,578
   Other                                                                668,581        612,458
                                                                    -----------    -----------

       TOTAL NON-INTEREST EXPENSES                                    1,842,994      1,769,426
                                                                    -----------    -----------

       INCOME BEFORE INCOME TAXES                                       946,831        666,504

INCOME TAXES                                                            370,442        261,882
                                                                    -----------    -----------

       NET INCOME                                                   $   576,389    $   404,622
                                                                    ===========    ===========

NET INCOME PER SHARE - BASIC AND DILUTED (2004 RESTATED)            $      0.32    $      0.39
                                                                    ===========    ===========

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING -
   BASIC AND DILUTED (2004 RESTATED)                                  1,818,426      1,036,019
                                                                    ===========    ===========


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
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

LINCOLN PARK BANCORP AND SUBSIDIARY
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

STOCK-BASED COMPENSATION PLANS

     The Company, under a plan approved by its stockholders in 2005, has granted stock options to employees, officers and outside directors. See Note 13 for additional information as to option grants. The Company accounts for options granted using the intrinsic value method, in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. No compensation expense has been reflected in net income for the options granted as all such grants have an exercise price equal to the market price of the underlying stock at the date of grant. The following table provides information as to net income and earnings per share as if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", as amended, to all option grants for the year ended December 31, 2005.

          Net income as reported                                             $576,389
          Total stock-based compensation expense, net of income
               taxes, included in reported net income                             841
          Total stock-based compensation expense, net of income
               taxes, that would have been included in the
               determination of net income if the fair value
               method had been applied to all grants                           (1,651)
                                                                             ---------

                 PROFORMA NET INCOME                                         $575,579
                                                                             =========

          Net income per common share, as reported:
               Basic                                                           $0.32
               Diluted                                                          0.32

          Proforma net income per common share:
               Basic                                                           $0.32
               Diluted                                                          0.32

NET INCOME PER COMMON SHARE

     Basic net income per common share is computed by dividing net income for the year by the weighted average number of shares of common stock outstanding, adjusted for unearned shares of the ESOP. Diluted net income per common share is computed by adjusting the weighted average number of shares of common stock outstanding to include the effect of outstanding stock options and compensation grants, if dilutive, using the treasury stock method.

     The 999,810 shares issued to Lincoln Park MHC in connection with the Company's reorganization on December 16, 2004 (see Note 2 to Consolidated Financial Statements) in connection with the Company's initial public offering is similar to that of a stock dividend or stock split, therefore, net income per common share for those shares have been retroactively restated for all periods presented.

RECLASSIFICATION

     Certain amounts for prior period have been reclassified to conform to the current period's presentation.



--------------------------------------------------------------------------------
                                       24

LINCOLN PARK BANCORP AND SUBSIDIARY
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 18 - QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)

                                                                      QUARTER ENDED
                                                  --------------------------------------------------
                                                   MARCH 31,     JUNE 30,   SEPTEMBER 30, DECEMBER 31,
                                                     2004          2004         2004         2004
                                                  ----------    ----------   ----------   ----------
                                                 (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)
Interest income                                   $      892    $      894   $      930   $    1,003
Interest expense                                         310           325          350          378
                                                  ----------    ----------   ----------   ----------

       NET INTEREST INCOME                               582           569          580          625

Provision for loan losses                                (16)            3           24           19
                                                  ----------    ----------   ----------   ----------

       NET INTEREST INCOME AFTER PROVISION
           FOR LOAN LOSSES                               598           566          556          606

Non-interest income                                       29            29           27           25
Non-interest expenses                                    392           393          540          444
                                                  ----------    ----------   ----------   ----------

       INCOME BEFORE INCOME TAXES                        235           202           43          187

Income taxes                                              94            77           15           76
                                                  ----------    ----------   ----------   ----------

       NET INCOME                                 $      141    $      125   $       28   $      111
                                                  ==========    ==========   ==========   ==========


Net income per common share - basic and diluted
     (Restated)                                   $     0.14    $     0.13   $     0.03   $     0.10
                                                  ==========    ==========   ==========   ==========

Weighted average number of common shares
     outstanding - basic and diluted (Restated)      999,810       999,810      999,810    1,143,858
                                                  ==========    ==========   ==========   ==========




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